Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements
Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

      $ = Argentine Peso

US $ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Ciudad Autónoma de Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Condensed Consolidated Interim Financial Statements For the nine-month period of the Fiscal Year N° 23 commenced January 1, 2020

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
910,978,514 Preferred shares of AR$ 1 par value with no voting rights	910,978,514	910,978,514
	1,169,495,813	1,169,495,813

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three month and nine month periods ended at September 30, 2020 and 2019

		Three months at		Nine months at
		09.30.20	09.30.19	09.30.20	09.30.19
	Note	$
Continuous Operations
Revenue	4	2,662,679,828	11,688,012,709	15,332,235,370	34,508,955,067
Construction income (IFRIC 12)	5	1,402,750,321	7,404,114,443	5,594,662,215	17,097,155,726
Cost of service	10	(4,902,441,343)	(7,406,362,765)	(16,945,775,883)	(21,300,217,546)
Construction costs (IFRIC12)		(1,400,710,177)	(7,400,001,364)	(5,586,765,858)	(17,085,963,664)
Income for gross profit for the period		(2,237,721,371)	4,285,763,023	(1,605,644,156)	13,219,929,583
Distribution and selling expenses	10	(175,170,557)	(2,394,249,095)	(1,151,691,505)	(3,833,100,120)
Administrative expenses	10	(218,575,536)	(393,122,976)	(855,151,222)	(1,236,812,698)
Other income and expenses, net	4	(106,261,296)	275,522,056	211,356,326	818,371,955
Operating profit for the period		(2,737,728,760)	1,773,913,008	(3,401,130,557)	8,968,388,720

Finance Income	4	534,626,554	192,378,366	1,008,461,518	529,606,291
Finance Costs	4	(1,223,030,819)	(6,976,401,664)	(4,222,390,057)	(5,872,788,188)
Result from exposure to changes in the purchasing power of the currency		(860,551,935)	118,291,381	(1,249,467,871)	(969,242,197)
Income before income tax		(4,286,684,960)	(4,891,818,909)	(7,864,526,967)	2,655,964,626
Income tax	4	294,904,673	1,993,957,314	2,903,072,100	2,482,375,350
Income for the period for continuous operations		(3,991,780,287)	(2,897,861,595)	(4,961,454,867)	5,138,339,976
Net Income for the period		(3,991,780,287)	(2,897,861,595)	(4,961,454,867)	5,138,339,976
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		(3,991,780,287)	(2,897,861,595)	(4,961,454,867)	5,138,339,976

Income attributable to:
Shareholders		(3,957,748,363)	(2,906,237,775)	(4,925,473,525)	5,136,406,799
Non –Controlling Interest		(34,031,924)	8,376,180	(35,981,342)	1,933,177

(Loss) / Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		(15.6255)	(11.3692)	(19.7415)	19.3374

The accompanying Notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At September 30, 2020 and December 31, 2019

		09.30.2020	12.31.2019
	Note	$
Assets
Non- Current Assets
Property, plant and equipment		40,159,950	92,605,783
Intangible Assets	5	82,075,025,306	82,912,711,643
Rights of use		14,668,138	147,607,091
Deferred Income tax assets		7,967,276	886,077
Other receivables	4	6,930,431,188	6,609,522,045
Total Non-Current Assets		89,068,251,858	89,763,332,639
Current Assets
Other receivables	4	3,790,504,953	4,282,545,218
Trade receivables, net	4	1,949,998,776	3,868,284,606
Other Assets		-	19,811,935
Cash and cash equivalents	4	5,600,178,901	2,503,818,134
Total Current Assets		11,340,682,630	10,674,459,893
Total Assets		100,408,934,488	100,437,792,532
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		910,978,514	747,529,409
Share Premium		137,280,595	137,280,595
Capital adjustment		14,403,850,149	14,381,584,377
Legal and facultative reserve		31,059,034,043	24,007,922,272
Retained earnings		(4,925,044,815)	7,237,255,358
Subtotal		41,844,615,785	46,770,089,310
Non-Controlling Interest		617,182	36,598,524
Total Shareholders’ Equity		41,845,232,967	46,806,687,834
Liabilities
Non-Current Liabilities
Provisions and other charges	9	615,122,425	256,892,997
Financial debts	6	32,880,586,220	29,701,645,185
Deferred income tax liabilities		4,989,988,900	7,619,792,224
Accounts payable and others	4	1,118,803,541	61,955,326
Total Non- Current Liabilities		39,604,501,086	37,640,285,732
Current Liabilities
Provisions and other charges	9	1,650,262,828	966,780,358
Financial debts	6	7,083,466,007	6,199,605,542
Income tax, net of prepayments		7,144,685	20,333,035
Other financial liabilities	4	31,578,301	162,679,722
Accounts payable and others	4	8,718,373,566	8,127,280,837
Fee payable to the Argentine National Government		1,468,375,048	514,139,472
Total Current Liabilities		18,959,200,435	15,990,818,966
Total Liabilities		58,563,701,521	53,631,104,698
Total Shareholders’ Equity and Liabilities		100,408,934,488	100,437,792,532

The accompanying Notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At September 30, 2020 and 2019

	Attributable to majority shareholders
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01.2020	258,517,299	747,529,409	137,280,595	14,381,584,377	689,472,877	23,318,449,395	7,237,255,358	46,770,089,310	36,598,524	46,806,687,834
Shareholder´s meeting of April 22, 2020 resolutions:
Dividends capitalization correspond to preferred shares	-	163,449,105	-	22,265,772	-	-	(185,714,877)	-	-	-
Legal Reserve	-	-	-	-	361,841,332	-	(361,841,332)	-	-	-
Facultative Reserve	-	-	-	-	-	6,689,270,439	(6,689,270,439)	-	-	-
Net Income for the period	-	-	-	-	-	-	(4,925,473,525)	(4,925,473,525)	(35,981,342)	(4,961,454,867)
Balance at 09.30.2020	258,517,299	910,978,514	137,280,595	14,403,850,149	1,051,314,209	30,007,719,834	(4,925,044,815)	41,844,615,785	617,182	41,845,232,967

Balance at 01.01.2019	258,517,299	629,252,640	137,280,595	14,317,794,570	593,031,788	15,699,878,762	11,197,053,538	42,832,809,192	29,311,713	42,862,120,905
Shareholder´s meeting of July 25, 2019 resolutions:
Dividends capitalization correspond to preferred shares	-	118,276,769	-	63,789,807	-	-	(182,066,576)	-	-	-
Cash dividends	-	-	-	-	-	-	(3,299,546,532)	(3,299,546,532)	-	(3,299,546,532)
Legal Reserve	-	-	-	-	96,441,089	-	(96,441,089)	-	-	-
Facultative Reserve	-	-	-	-	-	7,618,570,633	(7,618,570,633)	-	-	-
Net Income for the period	-	-	-	-	-	-	5,136,406,799	5,136,406,799	1,933,177	5,138,339,976
Balance at 09.30.2019	258,517,299	747,529,409	137,280,595	14,381,584,377	689,472,877	23,318,449,395	5,136,835,507	44,669,669,459	31,244,890	44,700,914,349

The accompanying Notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the three month and nine month periods ended at September 30, 2020 and 2019

		09.30.2020	09.30.2019
Cash Flows from operating activities	Note	$
Net income for the period		(4,961,454,867)	5,138,339,976
Adjustment for:
Amortization of intangible assets	5 / 10	6,432,348,552	4,702,105,095
Depreciation of property , plant and equipment	10	3,814,667	11,394,451
Amortization right of use	10	132,938,950	140,345,435
Specific allocation of accrued and unpaid income	7	1,468,375,048	584,057,261
Income Tax	4	(2,903,072,100)	(2,482,375,350)
Bad debts provision	8 / 10	317,779,752	1,959,691,957
Accrued and unpaid financial debts interest costs	6	2,097,387,797	1,739,557,110
Accrued deferred revenues and additional consideration	9	(380,877,386)	(511,524,327)
Accrued and unpaid Exchange differences		1,351,937,866	3,843,653,136
Litigations provision	9	502,728	11,306,402
Inflation Adjustment		850,533,477	(1,367,756,773)
Changes in operating assets and liabilities:
Changes in trade receivables		890,405,442	(2,799,581,358)
Changes in other receivables		(1,556,787,809)	(9,212,806,964)
Changes in other assets		19,811,935	(5,699,802)
Changes in accounts payable and others		3,151,238,246	3,148,579,182
Changes in liabilities for current income tax		(8,794,367)	(155,993,741)
Changes in provisions and other charges		1,574,080,024	6,727,249,150
Changes in fee payable to the Argentine National Government		(419,758,938)	(445,008,335)
Increase of intangible assets		(5,593,730,616)	(17,095,827,683)
Income tax paid		(6,010,691)	(824,072,685)
Net cash provided by / (applied to) operating activities		2,460,667,710	(6,894,367,863)
Cash Flow for investing activities
Acquisition of investments		(212,908,448)	(669,555,765)
Collection of investments		294,140,559	1,109,005,614
Acquisition of property, plant and equipment		-	(176,575)
Net Cash Flow provided by investing activities		81,232,111	439,273,274
Cash Flow from financing activities
New Financial debts	6	4,747,347,246	10,471,633,381
Payment of leases		(158,596,806)	(140,925,167)
Financial debts paid- principal	6	(2,697,718,761)	(2,294,222,828)
Financial debts paid- interests	6	(1,500,538,175)	(1,523,538,126)
Dividends paid	9	(43,788,646)	(1,645,236,489)
Net Cash provided by financing activities		346,704,858	4,867,710,771

Net increase / (decrease) in cash and cash equivalents		2,888,604,679	(1,587,383,818)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		2,503,818,134	7,433,869,667
Net increase / (decrease) in cash and cash equivalents		2,888,604,679	(1,587,383,818)
Inflation adjustment		165,298,272	2,083,131,754
Foreign Exchange differences		42,457,816	(877,940,452)
Cash and cash equivalents at the end of the period		5,600,178,901	7,051,677,151
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	931,599	1,328,043
Dividends on preferred shares	14	142,071,881	139,286,157

The accompanying Notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”).

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at September 30, 2020 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the Condensed Consolidated Interim Financial Statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 09.30.2020	Net Shareholders ‘equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	79,696,444	80,255,908	(2,129,166)
Cargo & Logistics SA.	1,637,116	98.63%	2,613,486	2,649,788	2,276,642
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(3,491)
Villalonga Furlong S.A (3)	123,700	1.46%	71,875	4,922,922	26,919

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

NOTE 3 – ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on November 9, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the nine-month period ended September 30, 2020 are presented based on the application of the guidelines established in International Accounting Standard (“IAS”) No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2019 (the “annual consolidated financial statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of September 30, 2019 and the Consolidated Financial Statements at December 31, 2019, timely approved by the Company’s Board and Shareholders and restated at the closing currency at September 30, 2020, based on the application of IAS 19 (see Note 3.6)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information (Contd.)

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2019.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2020.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2019.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies(Contd.)

Financial information in hyperinflationary economies (Contd.)

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The coefficient for the nine-month period ended September 30, 2020 was 1.2248; also, the inter annual coefficient for the period ended September 30, 2020 was 1.3684.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of September 30, 2020. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies(Contd.)

Inflation adjustment (Contd.)

-	Equity: the net equity accounts are expressed in constant currency as of September 30, 2020, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of September 30, 2020, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax gain in the nine-month period ended at September 30, 2020 was $2,903 million, including a current tax charge of $271 million that was mostly reversed by a deferred tax gain of $2,632 million.

In order to determine the net taxable income at the end of the current period, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $755 million was incorporated into the tax result because at September 30, 2020, the variation of the General Level Consumer Price Index (CPI) for the year 2020 exceeds 15%. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in nine consecutive years, as a result, $266 million was recognized in the current tax liability (lower tax break) and $1,109 million as a deferred tax liability.

On March 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating at September 30, 2019 a deferred tax gains as of $5,324 million, as well as a special tax charge of $871 million for adhesion to such benefit.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		09.30.2020		12.31.2019
	Note		$
Other non-current receivables
Tax credits		545,200		667,785
Trust for Strengthening	7	6,929,885,988		6,608,854,260
		6,930,431,188		6,609,522,045
Other current receivables
Expenses to be recovered		79,649,983		65,192,564
Guarantees granted	12	1,254,587		1,536,674
Related parties	7	14,108,281		2,561,041
Tax credits (*)		3,597,480,414		4,006,735,079
Prepaid Insurance		4,045,330		55,485,177
Others		93,966,358		151,034,683
		3,790,504,953		4,282,545,218

(*) As of September 30, 2020 and December 31, 2019, includes tax credits for value added tax refund of $1,096,957,202 and $1,343,602,113, respectively.

Trade receivables, net
Trade receivables		4,898,578,004	6,557,292,349
Related parties	7	71,173,124	43,398,304
Checks-postdated checks		49,452,897	31,017,991
Provision for bad debts	8	(3,069,205,249)	(2,763,424,038)
		1,949,998,776	3,868,284,606

Cash and cash equivalents
Cash and funds in custody		4,182,996	134,008,284
Banks		1,782,638,065	2,349,755,820
Checks not yet deposited		14,213,178	20,054,030
Term deposits		3,799,144,662	-
		5,600,178,901	2,503,818,134
Other financial liabilities
Lease liabilities		17,257,582	162,679,722
Derivative financial instruments		14,320,719	-
		31,578,301	162,679,722

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		09.30.2020		12.31.2019
	Note		$
Accounts payable and other non-current
Obligations payable		160,158,162		-
Suppliers		939,169,163		-
Other fiscal liabilities		19,476,216		61,955,326
		1,118,803,541		61,955,326
Accounts payable and other current
Obligations payable		448,019,818		71,469,682
Suppliers		6,389,067,004		5,983,262,115
Foreign suppliers		318,151,330		117,671,277
Related Parties	7	138,884,238		174,227,260
Salaries and social security liabilities		1,165,693,027		1,503,596,365
Other fiscal liabilities		258,558,149		277,054,138
		8,718,373,566		8,127,280,837

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Three months at			Nine months at
	09.30.20	09.30.19		09.30.20	09.30.19
			$
Revenues
Aeronautical revenues	370,178,904	7,158,608,888		7,044,831,701	21,308,563,426
Non-Aeronautical revenues	2,292,500,924	4,529,403,821		8,287,403,669	13,200,391,641
	2,662,679,828	11,688,012,709		15,332,235,370	34,508,955,067

As of September 30, 2020 and 2019, "over the time" income from contracts with customers for the nine month periods was $13,261,019,588 and $29,396,313,063, respectively.

Other net incomes and expenses
Trust for Strengthening	65,877,783	289,723,600	378,332,185	855,493,740
Other	(172,139,079)	(14,201,544)	(166,975,859)	(37,121,785)
	(106,261,296)	275,522,056	211,356,326	818,371,955
Finance Income
Interest	367,370,441	334,484,316	1,147,689,390	1,547,418,071
Foreign Exchange differences	167,256,113	(142,105,950)	(139,227,872)	(1,017,811,780)
	534,626,554	192,378,366	1,008,461,518	529,606,291
Finance Expenses
Interest	(1,188,945,269)	(788,503,924)	(2,561,310,753)	(1,919,886,159)
Foreign Exchange differences	(24,053,437)	(6,187,897,740)	(1,640,439,704)	(3,952,902,029)
Others	(10,032,113)	-	(20,639,600)	-
	(1,223,030,819)	(6,976,401,664)	(4,222,390,057)	(5,872,788,188)
	(688,404,265)	(6,784,023,298)	(3,213,928,539)	(5,343,181,897)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OFCOMPREHENSIVE INCOME (Contd.)

	Three months at			Nine months at
	09.30.20	09.30.19		09.30.20	09.30.19
			$
Income Tax
Current	1,931,023	987,488,412		271,536,818	(1,015,452,431)
Deferred	292,973,650	1,006,468,902		2,631,535,282	3,497,827,781
	294,904,673	1,993,957,314		2,903,072,100	2,482,375,350

NOTE 5 – INTANGIBLE ASSETS

		2020	2019
	Note	$
Original values
Balance at January 1		116,141,504,049	93,920,984,002
Acquisitions of the period		5,594,662,215	17,097,155,726
Balance at September 30		121,736,166,264	111,018,139,728

Accumulated Amortization:
Balance at January 1		(33,228,792,406)	(26,803,609,849)
Amortization of the period	10	(6,432,348,552)	(4,702,105,095)
Balance at September 30		(39,661,140,958)	(31,505,714,944)
Total net balance at September 30		82,075,025,306	79,512,424,784

NOTE 6 – FINANCIAL DEBTS

Composition of financial debts

	09.30.2020	12.31.2019
	$
Non-current
Bank borrowings	5,644,111,057	6,857,126,331
Negotiable Obligations	27,598,584,051	22,923,732,364
Finance lease liabilities	-	1,431,250
Cost of issuance of Negotiable Obligations	(362,108,888)	(80,644,760)
Total Non- Current	32,880,586,220	29,701,645,185
Current
Bank borrowings	4,401,526,099	2,035,834,242
Negotiable Obligations	2,752,857,903	4,157,834,271
Finance lease liabilities	6,355,879	18,840,190
Cost of issuance of Negotiable Obligations	(77,273,874)	(12,903,161)
Total Current	7,083,466,007	6,199,605,542
Total	39,964,052,227	35,901,250,727

As of September 30, 2020 and December 31, 2019, the fair value of the financial debt amounts to $40,369,064,206 and $35,308,741,936, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Breakdown of Financial debts:

	2020	2019
	$
Balance at January 1	35,901,250,727	28,803,609,188
New financial debts	4,748,278,845	10,472,961,424
Financial debts paid	(4,198,256,936)	(3,817,760,954)
Accrued interest	2,097,387,797	1,739,557,110
Foreign Exchange differences	1,346,629,975	2,961,030,585
Inflation adjustment	68,761,819	(607,014,779)
Net Balance at September 30	39,964,052,227	39,552,382,574

(*) At September 30, 2020 includes a loss of $185,527,156 as a result of the Exchange of negotiable obligations.

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company.

On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations.

The aforementioned program establishes the issuance of simple Negotiable Obligations not convertible into shares with a nominal value of up to US $ 500,000,000, or its equivalent in other currencies, with a duration of five years from the date of approval of the CNV.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations issued on February 6, 2017 for a nominal value of US $ 400,000,000.

On May 19, 2020, the exchange offer of US $ 346,934,000 ended, representing 86.73% of the total original capital amount of the Existing Notes (or 99.65% of the total outstanding capital amount of the Existing Negotiable Obligations).

On May 20, 2020, as a consequence, US $ 306,000,066 were issued in Class I Negotiable Obligations Series 2020 with maturity on February 1, 2027, whose interest rate is 9.375% per year during the PIK Period, which will be capitalized quarterly. The principal and interest amortization installment under the 2020 Series Class I Notes, maturing on May 1, 2021, will continue to be payable in cash. Beginning May 1, 2021, the PIK Period having ended, the Series 2020 Notes will continue to accrue interest at a rate of 6.875% per year until the Maturity Date of the Series I Notes 2020, payable quarterly.

In relation to the holders of the Negotiable Obligations that did not enter the exchange, that is, those holders of 13.27% of the total original capital amount of the Existing Negotiable Obligations, they continue with the original conditions and terms. The last payment made, both principal and interest, corresponds to the installment due on November 2, 2020.

On August 20, 2020, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 2 Series 2020 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $ 40,000,000 maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

The capital under the loan agreements will be repaid in nine equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in frour equal and consecutive quarterly installments beginning on September 19, 2021. In accordance with the BCRA, through Communication “A” 7106, as of the date of these financial statements, the Company is working on the refinancing plan required by the standard.

Based on the aforementioned renegotiation, according to the alternative adopted by Banco Industrial and Commercial Bank of China (Argentina) SA, the Company has contracted hedging financial instruments with said local bank (and independent of the economic group), from non delivery forward (NDF) in order to cover the exposure to the fluctuation of the exchange rate between Argentine pesos and United States dollars, of the two refinanced installments.

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the loan of US $ 10,000,000 was agreed with Banco Macro, extending its term until July 24, 2021 with a nominal annual compensatory rate of 10%whose capital will be paid in a single install at maturity and whose interest payments will be made quarterly. As a guarantee it was granted the future credits of the air station use rates (for domestic flights) to be charged to Aerolineas Argentinas SA.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

As of September 30, 2020, the amounts of operations pending execution or liquidation, linked to NDF, amount to approximately US $3,891,111, maturing on November 19, 2020.

Said hedging financial derivative instruments are recorded in the financial statements as of September 30, 2020, according to the market and quotation values for operations of similar characteristics. The amount receivable or payable from said derivative financial instruments (analyzed under each contract separately) is disclosed under the heading "Other credits" or "Provisions and other charges", respectively. The results generated by said transactions have been exposed under the item "Financial costs / income" of the statement of comprehensive income.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at September 30, 2020 and December 31, 2019 are as follows:

	09.30.2020		12.31.2019
		$
Trade receivables net- Current
Other related companies	71,173,124		43,398,304
	71,173,124		43,398,304
Other current receivables
Other related companies	14,108,281		2,561,041
	14,108,281		2,561,041
Accounts payable and other- Current
Other related companies	138,884,238		174,227,260
	138,884,238		174,227,260
Provisions and other charges
Other related companies	426,249		522,089
Shareholders	170,028,482		206,839,706
	170,454,731		207,361,795

During the nine month periods ended September 30, 2020 and 2019 the Company has charged to the cost $182,070,681 and $237,128,127, respectively with Proden SA for rental and maintenance of offices.

During the nine month periods ended September 30, 2020 and 2019 the Company has charged at cost $47,611,097 and $62,514,413, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the nine month periods ended September 30, 2020 and 2019, the Company has charged with Helport S.A. to intangible assets $13,623,683 and $99,611,156, respectively and at cost $151,493,388 and $356,937,384, respectively.

During the period ended at September 30, 2020 dividends have been paid to the shareholders according to their shareholding for $43,788,646.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

At September 30, 2020 and December 31, 2019 the Company owed the Argentine National Government $1,468,375,048 and $514,139,472, respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $6,929,885,988 and $6,608,854,260, respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $58,137,835 and $133,376,641 for the nine month periods ended at September 30, 2020 and 2019 respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is direct owner of 9.35% of the shares with right to vote of the Company. Cedicor is 100% controlled by American International Airports LLC which at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2020	2019
	$
Initial balance at January 1	2,763,424,038	605,370,019
Increases (*)	912,189,491	2,725,859,769
Usage	(23,149,400)	(116,821,113)
Inflation adjustment	(583,258,880)	(232,416,002)
Final Balance at September 30	3,069,205,249	2,981,992,673

(*) As of September 30, 2020 and 2019 includes $317,779,752 and $1,959,691,957, respectively in Distribution and Commercialization Expenses (Note 10) and $594,409,739 and $766,167,812 in Exchange Difference (Note 4).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2020	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At September 30 2020	Total Non Current	Total current
		$							$
Litigations		88,544,870	502,728	-	(15,304,855)	-	-	73,742,743	331,281	73,411,462
Related Parties	7	522,089	-	-	(95,840)	-	-	426,249	-	426,249
Deferred Income		471,271,927	882,031,867	-	(40,988,206)	(341,154,369)	26,182,473	997,343,692	488,232,115	509,111,577
Trust for works		126,936,021	900,339,500	(263,155,156)	(30,711,289)	-	-	733,409,076	-	733,409,076
Guarantees Received		117,917,851	20,596,823	(16,217,920)	(18,695,773)	-	13,062,412	116,663,393	-	116,663,393
Upfront fees from Concessionaires		211,640,891	1,853,744	-	-	(39,723,017)	-	173,771,618	126,559,029	47,212,589
Dividends to be paid	7	206,839,706	-	(43,788,646)	(35,949,127)	-	42,926,549	170,028,482	-	170,028,482
Total of provisions and other liabilities		1,223,673,355	1,805,324,662	(323,161,722)	(141,745,090)	(380,877,386)	82,171,434	2,265,385,253	615,122,425	1,650,262,828

	Note	At January 1 2019	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At September 30 2019	Total Non Current	Total current
		$							$
Litigations		125,444,256	11,306,402	(18,794,516)	(33,257,283)	-	-	84,698,859	3,720,073	80,978,786
Related Parties		803,142	-	-	(219,866)	-	-	583,276	-	583,276
Deferred Income		266,251,657	481,377,303	-	-	(468,168,525)	-	279,460,435	46,660,473	232,799,962
Trust for works		282,445,200	2,800,827,243	(2,720,839,562)	(86,683,612)	-	-	275,749,269	-	275,749,269
Guarantees Received		91,191,687	160,773,333	(106,596,926)	(22,967,582)	-	-	122,400,512	-	122,400,512
Upfront fees from Concessionaires		246,301,220	21,905,188	-	-	(43,355,802)	-	224,850,606	173,788,971	51,061,635
Dividends to be paid		-	3,299,546,535	(1,645,236,489)	(388,370,356)	-	1,098,231,796	2,364,171,486	-	2,364,171,486
Total of provisions and other liabilities		1,012,437,162	6,775,736,004	(4,491,467,493)	(531,498,699)	(511,524,327)	1,098,231,796	3,351,914,443	224,169,517	3,127,744,926

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses		Administrative expenses	Total
Nine month period ended at 09.30.2020			$
Specific allocation of revenues	2,269,993,107	-		-	2,269,993,107
Airport services and maintenance	3,622,371,010	-		49,342,570	3,671,713,580
Amortization of intangible assets	6,334,052,441	2,802,825		95,493,286	6,432,348,552
Depreciation of property, plant and equipment	3,814,667	-		-	3,814,667
Salaries and social security contributions	3,499,258,506	48,277,441		384,101,363	3,931,637,310
Fees for services	52,178,335	6,371,975		90,680,544	149,230,854
Public utilities and contributions	547,445,984	2,048,003		2,226,500	551,720,487
Taxes	170,162,716	762,867,382		161,482,422	1,094,512,520
Office expenses	248,537,294	2,573,087		48,845,815	299,956,196
Insurance	65,022,873	3,873		8,542,090	73,568,836
Advertising expenses	-	8,965,683		-	8,965,683
Bad debts charges	-	317,779,752		-	317,779,752
Board of Directors and Supervisory Committee fees	-	-		14,235,844	14,235,844
Amortization right of use	132,938,950	-		-	132,938,950
Other	-	1,484		200,788	202,272
Total at 09.30.2020	16,945,775,883	1,151,691,505		855,151,222	18,952,618,610

Nine month period ended at 09.30.2019
Specific allocation of revenues	5,132,962,444	-		-	5,132,962,444
Airport Services and maintenance	4,596,963,135	-		5,746,735	4,602,709,870
Amortization of intangible assets	4,593,077,226	3,374,839		105,653,030	4,702,105,095
Depreciation of property, plant and equipment	11,394,451	-		-	11,394,451
Salaries and social security contributions	4,721,056,142	64,372,268		497,752,712	5,283,181,122
Fees for services	276,367,975	20,985,835		112,916,332	410,270,142
Public utilities and contributions	786,468,729	4,303,200		1,735,773	792,507,702
Taxes	168,046,925	1,669,553,994		315,734,389	2,153,335,308
Office expenses	785,751,530	11,789,789		159,392,978	956,934,297
Insurance	67,344,297	16,489		2,339,599	69,700,385
Advertising expenses	-	99,005,425		-	99,005,425
Bad debts charges	-	1,959,691,957		-	1,959,691,957
Board of Directors and Supervisory Committee fees	-	-		29,778,391	29,778,391
Amortization right of use	140,345,435	-		-	140,345,435
Other	20,439,257	6,324		5,762,759	26,208,340
Total at 09.30.2019	21,300,217,546	3,833,100,120		1,236,812,698	26,370,130,364

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.2020		Foreign exchange rates	Amount in local currency at 09.30.2020	Amount in local currency at 12.31.19
				$
Assets
Current Assets
Cash and cash equivalents	US$	21,428,218	75.9800	1,628,115,968	1,746,781,899
Trade receivables	US$	16,560,649	75.9800	1,258,278,086	5,981,573,744
Total current assets				2,886,394,054	7,728,355,643
Total assets				2,886,394,054	7,728,355,643

Liabilities
Current Liabilities
Commercial accounts payable and others	US$	30,588,336	76.1800	2,330,219,451	979,373,006
	EUR	4,495,134	89.3896	401,818,189	494,754,886
Financial debts	US$	103,083,761	76.1800	7,852,920,893	6,095,860,938
Lease liabilities	US$	226,537	76.1800	17,257,582	162,679,722
Provisions and other charges	US$	2,231,931	76.1800	170,028,482	206,839,706
Total current liabilities				10,772,244,597	7,939,508,258

Non-Current Liabilities
Financial debts	US$	417,533,531	76.1800	31,807,704,406	29,905,332,050
Commercial accounts payable and others	US$	12,328,290	76.1800	939,169,163	-
Total non- current liabilities				32,746,873,569	29,905,332,050
Total liabilities				43,519,118,166	37,844,840,308
Net liability position				40,632,724,112	30,116,484,665

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at September 30, 2020 and December 31, 2019 include $1,254,587 and $1,536,674 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At September 30, 2020 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,169,495,813
Registered with the Public Registry of Commerce	1,006,046,708

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19,550.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

The ordinary and special general meeting of classes A, B, C and D shares and special preferred shares held on April 22, 2020 resolved to distribute a dividend to preferred shares in the amount of $ 163,449,105.

Likewise, the preferential dividend accrued for the nine-month period ended September 30, 2020 is $142,071,881 and will be recorded upon approval by the Shareholders' Meeting.

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 25, 2019 AND APRIL 22, 2020

The ordinary general assembly, special of classes A, B, C and D and special of preferred shares, convened for April 15, 2019, which was adjourned for April 30, 2019 decided not to address the Agenda item referred to the destination of the result of the 2018 year, for which purpose a new assembly was convened for June 13, 2019, which was adjourned for July 11 and then for July 25, 2019. In the assembly held on July 25, 2019, it was resolved:

- That the result of the year ended December 31, 2018 has the following destination:

(i)	$62,651,480 for the constitution of the legal reserve;
(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($ 1) nominal value each;
(iii)	the sum of US $ 50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounts to $ 2,143,500) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings; and
(iv)	the remainder, that is, $ 4,949,288,026 for the constitution of a facultative reserve for the execution of future works plans.

-	issue 118,276,769 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $887,769,939 to $1,006,046,708, i.e., in the amount of $118,276,769, through the issuance of 118,276,769 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-       delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 25, 2019 AND APRIL 22, 2020 (Contd.)

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

- that the result for the year ended December 31, 2019 has the following destination:

(i) $ 318,459,365 for the constitution of the legal reserve;

(ii) $ 163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State in accordance with the resolution of the extraordinary general meeting of shareholders of the company held on June 6, 2008 and clause 14 and annex VII of the Concession Adequacy Agreement, payable in preferred shares;

(iii) the remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

-	that the preferred shares are fully subscribed by the National State; and

-	delegate to the board the entry in the shareholders register of the resolved capital increase.

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	09.30.2020	09.30.2019
Income for the year, net accrued dividends	(5,103,526,748)	4,999,053,819
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	(19.7415)	19.3374

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

In the framework of the aforementioned in Note 6 - Financial Debt, the company is carrying out different actions aimed at strengthening its financial position and maintaining liquidity.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 17- FINANCIAL RISK MANAGEMENT (Contd.)

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2019.

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

The emergence and spread of a virus called "Coronavirus" (or Covid-19) towards the end of 2019, has generated various consequences on global business and economic activities. Given the magnitude of the spread of the virus, in March 2020, several governments around the world implemented drastic measures to contain the spread, including, inter alia, the closure of borders and a ban on travel to and from certain parts of the world. for a period of time and finally the obligatory isolation of the population together with the cessation of non-essential commercial activities. On March 11, 2020, the World Health Organization declared Covid-19 a global pandemic.

In Argentina, the National Government through Decree of Necessity and Urgency No. 260/2020 dated March 12, 2020 (and complementary regulations) established, among others, the public health emergency for a period of one year, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long-distance buses, among other measures aimed at reducing the population's circulation, preventive and compulsory social isolation was established as of March 20, 2020, allowing circulation only of those people linked to the provision / production of essential services and products; This isolation will be extendable for the time considered necessary in light of the epidemiological situation.

On October 16, 2020, ANAC resolution N ° 304/2020 was published in the Official Gazette, in which the reopening of regular domestic flights was made official and requirements were determined to be fulfilled by the airlines in order to obtain authorization to conduct domestic flights.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and impossible to reasonably predict.

Subsequent to the declaration of the pandemic, the company has been forced to decrease its operations after a substantial drop in national and international air traffic, which translated into a decrease in its revenues. However, although there have been significant short-term effects, they are not expected to affect business continuity.

On the other hand, through Decree 332/2020 and the applicable administrative resolutions, the National Executive Power has instituted through the Emergency Assistance Program for Work and Production a series of benefits to those companies that have been affected by the health emergency.

Among the assistance measures provided for in the decree, the Company has benefited from the postponement of the employer contributions corresponding to the month of March of the current period for 60 days and from the month of April with a reduction in social security contributions.

Additionally, the AFIP has approved the granting of the Compensatory Allocation to the Salary, as detailed in Decree 332/2020, article 2, paragraph b), for the months of April, May and June 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

This allocation consists of a sum paid by ANSES to part of the workers for an amount equivalent to 50% of the net salary, up to the maximum amount of two minimum vital and mobile salaries ($ 33,700).

Through Decree 823/2020 this benefit was extended until December 31, 2020.

As of September 30, 2020, this benefit was attributed to the result of the period in the item "Salaries and social charges", segregating between Cost of sales, Administrative expenses and Distribution and marketing expenses.

The Board of Directors is closely monitoring the situation and taking all necessary measures to preserve the Company's human life and business.

In order to strengthen the financial position, the Company restructured the financial debts with its main creditors through the refinancing and exchange of its negotiable obligations.

Following this line, a series of actions have been implemented, including: (i) measures to protect employees and passengers by improving safety and hygiene protocols, including remote work and only essential personnel on the premises, having sanitary equipment and implementing additional disinfection policies, (ii) the implementation of cost control and cash preservation measures, reducing expenses as much as possible, while maintaining the necessary quality and safety standards, (iii) negotiation with suppliers to extend payment terms and with regulatory agencies to renegotiate the payment of concession rights, and (iv) reduce capital investments to the minimum possible, to try to mitigate the impact of the COVID-19 virus. Additionally, the company is adapting the airports for the restart of domestic and international flights, through the implementation of sanitary protocols for the transit of tourists, staff and the airport community in general. Despite these efforts, we expect our results of operations to be adversely affected in future periods and for as long as the health crisis continues.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of September 30, 2019 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of 2020 and 2019 of this informative review are expressed in constant currency at September 30, 2020, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at September 30, 2020.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

-	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

The main works carried out during the period ended at September 30, 2020 are detailed below:

It is worth mentioning that as a consequence of the Covid-19 pandemic, the works that were in execution by the date of its declaration are paralyzed.

Ezeiza International Airport:

Works in execution:

-	New Control Tower. (Project and supervision of AA2000);
-	Beacon ring and main electrical substation;
-	Building of Departures - Hall B and Zeppelin;
-	New Running Parallel to Header 35; and
-	TWY Beaconing in Header 35.

The following works are finished:

-	Multilevel parking;
-	Road System - Stage 1;
-	Adaptation Sector 1 for platform;
-	Reorganización Funcional de la PB de la Terminal A.

Jorge Newbery Airport:

Works in execution:

-	External works - sidewalks - landscaping - coastal filling and underground parking - Stage 1 is over;
-	New beacon substations and control systems.

Platform and Perimeter Path Lighting are finished.

On the other hand, taking advantage of the closure of Aeroparque’s operations, important infrastructure works were started, which are currently underway, namely:

-	Readjustment of International Departures;
-	Readjustment of International Arrivals;
-	Reconstruction, Extension and Re categorization of Track and Rehabilitation of Taxiing;
-	New South Taxiing System and Adaptation of the South Strip, Sanitary and Sewer Network in South Head;
-	Reconstruction of North and Main Taxiing and New North Runway Exits;
-	Installation of the Beacon System CAT III Runway 13-31.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Comodoro Rivadavia Airport:

The work of the rehabilitation of track, taxi and platform; is finished.

New beaconing works are in execution:

Córdoba Airport:

Works in execution:

-	Expansion of the parking lot;
-	Rehabilitation of runway 18-36 and track marking;
-	Protection System for atmospheric discharges.

Iguazú Airport:

The following works are in execution:

-	Remodeling and expansion of the passenger terminal;
-	New Parking.

Bariloche Airport:

The Works of Re functionalization of the Terminal are in execution.

San Fernando Airport:

The following works are in execution:

-	New Control Tower;

The following works are finished:

-	Work of Sewer and Storm Infrastructure Stage 1; and
-	Reshaping Beacon.

San Juan Airport:

The execution of the remodeling work of the passenger terminal progresses.

Salta Airport:

The Works of Expansion Boarding Rooms and Control Areas are finished.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

La Rioja Airport:

The following works are in execution:

-	New Passenger Terminal; and
-	New parking.

Esquel Airport:

The Integral Remodeling Work of the Passenger Terminal and TWR Control is underway.

Jujuy Airport:

Works in execution:

-	Complete remodeling of the passenger terminal;
-	New Parking and Roads;
-	New Control Tower.

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at September 30, 2020, 2019, 2018, 2017 and 2016 respectively, is presented.

	09.30.2020	09.30.2019	09.30.2018	09.30.2017(*)	09.30.2016(*)
	Thousands $
Current Asset	11,340,683	15,471,544	15,347,745	3,578,403	2,017,884
Non-current Assets	89,068,252	86,685,282	73,674,380	11,870,270	7,843,356
Total Assets	100,408,935	102,156,826	89,022,125	15,448,673	9,861,240

Current liabilities	18,959,200	16,979,156	8,664,227	2,553,145	2,939,116
Non- Current Liabilities	39,604,502	40,476,755	41,846,743	7,181,924	2,518,914
Total Liabilities	58,563,702	57,455,911	50,510,970	9,735,069	5,458,030

Net equity attributable to majority shareholders	41,844,616	44,669,669	38,468,067	5,705,164	4,396,322
Non-controlling interest	617	31,246	43,088	8,440	6,888
Net Equity	41,845,233	44,700,915	38,511,155	5,713,604	4,403,210
Total	100,408,935	102,156,826	89,022,125	15,448,673	9,861,240

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the nine month periods ended at September 30, 2020, 2019, 2018, 2017 and 2016.

	09.30.2020	09.30.2019	09.30.2018	09.30.2017(*)	09.30.2016(*)
	Thousands $
Gross Profit	(1,605,644)	13,219,930	14,401,047	4,284,545	3,838,366
Administrative and distribution and marketing expenses	(2,006,843)	(5,069,913)	(3,697,337)	(1,117,570)	(911,708)
Other net income and expenses	211,356	818,372	760,745	224,869	(11,834)
Operating profit for the period	(3,401,131)	8,968,389	11,464,455	3,391,844	2,914,824
Income and financial costs	(3,213,929)	(5,343,182)	(11,756,428)	(578,211)	(648,424)
Result by exposure to changes in the acquisition power of currency	(1,249,467)	(969,242)	(1,656,292)	-	-
Income before tax	(7,864,527)	2,655,965	(1,948,265)	2,813,633	2,266,400
Income tax	2,903,072	2,482,375	(471,111)	(853,843)	(784,722)
Result of the period	(4,961,455)	5,138,340	(2,419,376)	1,959,790	1,481,678
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	(4,961,455)	5,138,340	(2,419,376)	1,959,790	1,481,678
Result attributable to majority shareholders	(4,925,474)	5,136,407	(2,435,847)	1,959,682	1,479,931
Non-controlling interest	(35,981)	1,933	16,471	108	1,747

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2020 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

4. Cash flow structure

	09.30.2020	09.30.2019	09.30.2018	09.30.2018(*)	09.30.2016(*)
	Thousands $
Cash Flow generated by / (used in) operating activities	2,460,668	(6,894,368)	3,125,315	(850,800)	1,349,068
Cash Flow generated by / (used in) investing activities	81,232	439,273	(510,794)	(3,008)	(5,088)
Cash Flow generated by / (used in) financing activities	346,705	4,867,711	(1,665,022)	2,400,882	(884,277)
Net Cash Flow generated by / (used in) the period	2,888,605	(1,587,384)	949,499	1,547,074	459,703

(*) Amounts not restated per inflation as per General Resolution 777/2018.

5. Analysis of operations for the nine month periods ended at September 30, 2020 and 2019

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the nine month periods ended at September 30, 2020 and 2019:

Revenues	30.09.2020	% revenues	30.09.2019	% revenues
	Thousands $		Thousands $
Aeronautical revenues	7,044,832	45.95%	21,308,563	61.75%
Non-aeronautical revenues	8,287,403	54.05%	13,200,392	38.25%
Total	15,332,235	100.00%	34,508,955	100.00%

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2020 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

5. Analysis of operations in the nine month periods ended at September 30, 2020 and 2019 (Contd.)

The following table shows the composition of the aeronautical revenues for the nine month periods ended at September 30, 2020 and 2019:

Aeronautical revenues	09.30.2020	% revenues	09.30.2019	% revenues
	Thousands $		Thousands $
Landing fee	699,259	9.93%	1,981,143	9.30%
Parking fee	305,313	4.33%	769,783	3.61%
Air station use rate	6,040,260	85.74%	18,557,637	87.09%
Total	7,044,832	100.00%	21,308,563	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 09.30.2020	16,945,776
Costs of sales for the period ended at 09.30.2019	21,300,218
Variation	(4,354,442)

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 09.30.2020	855,151
Administrative expenses for the period ended at 09.30.2019	1,236,813
Variation	(381,662)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended at 09.30.2020	1,151,692
Distribution and commercial expenses for the period ended at 09.30.2019	3,833,100
Variation	(2,681,408)

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2020 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

5. Analysis of operations in the nine month periods ended at September 30, 2020 and 2019 (Contd.)

Income and financial costs

Net financial income and costs totaled losses of $3,213,929 thousand during the nine-month period ended at September 30, 2020 with respect to thousands of $5,343,182 losses during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $211,356 thousand during the nine-month period ended at September 30, 2020 with respect to an income of $818,372 thousand in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company at September 30, 2020 amounted to $81,809,285 thousand composed of thousands of $39,964,052 of financial debt and a net equity worth of $41,845,233 thousand, while the total capitalization of the Company at September 30, 2020 amounted to thousands of $84,253,297 comprised of thousands of $39,552,383 of financial debts and a net equity worth of thousands of $44,700,914.

The debt as a percentage of total capitalization amounted to approximately 48.85% at September 30, 2020 and 46.94% at September 30, 2019.

5. Analysis of operations in the nine month periods ended at September 30, 2020 and 2019 (Contd.)

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2020 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

6. Index

The information refers to the periods ended at September 30, 2020, 2019, 2018, 2017 and 2016:

	09.30.2020	09.30.2019	09.30.2018	09.30.2017(*)	09.30.2016(*)
Liquidity (*)	0.62	0.920	1.800	1.430	0.690
Solvency (**)	0.73	0.780	0.770	0.590	0.830
Immobilization of capital	0.89	0.850	0.830	0.770	0.800
Cost effectiveness	(0.12)	0.110	0.060	0.340	0.340

(*) Amounts not restated per inflation as per General Resolution 777/2018.

(**) Current liabilities and non-current liabilities do not include deferred profits.

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2020 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the nine month periods ended at September 30, 2020, 2019, 2018, 2017 and 2016:

Airport	09.30.2020	09.30.2019	09.30.2018	09.30.2017	09.30.2016
	In thousands
Ezeiza	2,936	9,332	10,172	10,226	8,461
Aeroparque	2,293	9,444	7,719	7,373	7,350
Córdoba	698	2,697	2,541	2,091	1,585
El Palomar	480	1,278	410	-	-
Bariloche	434	1,425	1,209	995	901
Mendoza	433	1,755	1,471	1,311	987
Iguazú	352	1,158	764	717	614
Salta	327	1,096	820	830	694
Tucumán	178	745	728	352	491
C. Rivadavia	124	492	498	453	415
Total	8,255	29,422	26,332	24,348	21,498
Overall total	8,840	31,575	28,530	26,494	23,111

Variation	-72.0%	10.7%	7.7%	14.6%	7.5%

Amount of movement of aircraft for the nine month periods ended at September 30, 2020, 2019, 2018, 2017 and 2016 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	09.30.2020	09.30.2019	09.30.2018	09.30.2017	09.30.2016
Ezeiza	24,735	63,658	55,435	49,517	51,831
Aeroparque	22,443	85,242	98,378	99,764	88,345
San Fernando	18,930	31,719	29,815	27,403	28,214
Córdoba	7,066	24,216	25,113	21,003	16,836
Mendoza	5,058	17,034	15,348	14,341	11,497
Bariloche	3,623	11,095	11,767	9,482	8,191
Iguazú	3,401	9,531	6,891	6,480	6,095
El Palomar	3,691	8,969	3,732	-	-
Salta	3,660	10,555	8,264	10,397	7,985
C. Rivadavia	3,310	7,422	7,576	6,656	6,117
Total	95,917	269,441	262,319	245,043	225,111
Overall total	118,941	323,656	319,121	297,930	275,431

Variation	-63.3%	1.4%	7.11%	8.2%	-1.0%

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2020 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

Outlook for 2020

For the first nine months of this year, the company's passenger traffic has experienced a drop linked to the impact of the recent Covid-19 pandemic.

The Covid-19 virus is having and will likely continue to have, as the global health crisis and virus continue, a negative impact on passenger levels and air traffic operations. Given the uncertainty generated by this unprecedented situation, including its duration and the impact on demand for air travel, we cannot predict the full impact on our business; however, we expect that the impacts of the Covid-19 pandemic and the related economic shock are likely to have an adverse effect on our consolidated results of operations, consolidated financial position and consolidated cash flows relative to the prior year.

The Board is closely monitoring the situation and taking all necessary measures to preserve the Company's human life and business, along with various steps to further strengthen its financial position. Despite these efforts, we expect our results of operations to be adversely affected in future periods and for as long as the health crisis continues.

On October 16, 2020, ANAC resolution N ° 304/2020 was published in the Official Gazette, in which the reopening of regular domestic flights was made official and requirements were determined to be fulfilled by the airlines in order to obtain authorization to conduct domestic flights.

Therefore, during the month of October we are resuming activities at our airports following the corresponding health protocols.

During the year 2020, we will continue working together with our employees, airlines, clients, suppliers, regulatory bodies and different stakeholders to overcome this situation and emerge stronger from it.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as at September 30, 2020, the consolidated statement of comprehensive income for the three and nine-month periods ended September 30, 2020 and the consolidated statements of changes in shareholders' equity and of cash flows for the nine-month period then ended and the selected explanatory notes.

The balances and other information for the year 2019 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

1

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Emphasis on the impact of Covid-19 on the company’s operations

Without modifying our conclusion, we emphasize the information contained in Note 18 to the condensed consolidated interim financial statements, in which management has described uncertainties related to the impact of the Covid-19 virus (Coronavirus) on the Company's business; as well as the measures implemented by said management to face this situation.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending transcription to the “Inventory and Balance Sheet” book;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects, in conformity with legal regulations; except for its lack of transcription to the “Inventory and Balance Sheet” book.

c)	we have read the summary of information, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of September 30, 2020, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $ 24,344,186, which was not yet due at that date.

Autonomous City of Buenos Aires, November 9, 2020.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of article 294 of Law 19,550 and article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, which includes the consolidated statement of financial position as of September 30, 2020, the consolidated statements of comprehensive income for the three and nine-month periods ended September 30, 2020, and the consolidated statements of changes in shareholders' equity and of cash flows for the nine-month period ended September 30, 2020, the explanatory notes and the additional information required by article 63 subsection a), paragraph 6 of the BYMA Regulations.

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Our review was conducted in accordance with the supervisory existing standards. Those standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report on review of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated November 9, 2020, who states that it has been issued in accordance with The International Standard on Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE.

According to paragraph “Emphasis on the impact of Covid-19 on the company’s operations” included in the report on review of the external auditor, attention is drawn to the information contained in note 18 to the financial statements mentioned in the first paragraph; in which management has described uncertainties related to the impact of Covid-19 virus (Coronavirus) on the company’s business; as well as the measures implemented by said management to face this situation. Those uncertainties do not qualify the external auditors’ conclusion.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of September 30, 2020 consider all significant events and circumstances that are known to us, they have not been established in the Inventory and Balance Book, they stem from accounting records kept, in all formal aspects, in conformity with legal regulations; except for its lack of transcription to the “Inventory and Balance Sheet” book and to the Journal ledger (Optical Media Book) and, in that sense, we have no observations to make.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, November 9th 2020.

Patricio A. Martin

By Surveillance Committee